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                                                                      Exhibit 11



                Statement re Computation of Per Share Earnings


         Primary earnings per share are computed by dividing earnings available to common shares by the weighted average number of common and common equivalent shares outstanding during the period.

         For purposes of computing primary earnings per share, common equivalent shares include the average number of common shares issuable upon the exercise of all employee stock options and awards and outstanding employee stock subscriptions, if dilutive, less the common shares which could have been purchased at the average market price during the period, with the assumed proceeds, including "windfall" tax benefits, from the exercise of the options, awards and subscriptions.

         Fully-diluted earnings per share are computed by dividing the sum of earnings available to common shares and dividends on preferred shares that are potentially dilutive by the weighted average number of common shares, common equivalent shares and common shares assumed converted from potentially dilutive securities outstanding during the period.

         For purposes of computing fully-diluted earnings per share, common equivalent shares are computed on a basis comparable to that for primary earnings per share, except that common shares are assumed to be purchased at the market price at the end of the period, if dilutive. Common shares assumed converted from potentially dilutive securities in the three-month period ended March 31, 1993, include common shares that would have been issuable upon the conversion of the Registrant's Fixed Rate Auction Preferred Stock, Series A and B (collectively the "FRAPS"), at the applicable rate which would have resulted in the greatest potential dilution. For the three-month period ended March 31, 1993, the FRAPS were antidilutive. In the second quarter of 1993 the Company redeemed all of the FRAPS. The FRAPS have therefore not been considered potentially dilutive securities in the computation of fully-diluted earnings per share for the three-month period ended March 31, 1994.